

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Seamus Lagan
Chief Executive Officer
FOXO Technologies Inc.
729 N. Washington Ave., Suite 600
Minneapolis, MN 55401

   Re: FOXO Technologies Inc.
     Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
     Filed January 3, 2025
     File No. 001-39783

Dear Seamus Lagan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and
         Services

cc: J. Thomas Cookson, Esq.